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                                                                   SUB-ITEM 77E

                               LEGAL PROCEEDINGS
                    INVESCO QUALITY MUNICIPAL INCOME TRUST

   The Trust received two shareholder demand letters dated July 16, 2010 and March 25, 2011. The shareholder in the July 16, 2010 demand letter alleged that the former Adviser and certain individuals breached their fiduciary duties and wasted Trust assets by causing the Trust to redeem Auction Rate Preferred Securities (ARPS) at their liquidation value at the expense of the Trust and common shareholders. The shareholder in the demand letter dated March 25, 2011 alleged that the Adviser and certain current board and officers of the Trust breached their fiduciary duties and wasted Trust assets by causing the Trust to redeem ARPS at their liquidation value, although the actions complained of occurred prior to the election of the current board, appointment of current officers, and tenure of the current adviser. The shareholders in both letters claimed that the Trust was not obliged to provide liquidity to the preferred shareholders, the redemptions were improperly motivated to benefit the Adviser and its affiliates, and the market value and fair value of the ARPS were less than liquidation value at the time they were redeemed. The shareholders demanded that: 1) the Board take action against the Adviser and individuals to recover damages; 2) the Board refrain from authorizing further redemptions or repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction; and 3) the Board institute corporate governance measures. The Board formed a Special Litigation Committee ("SLC") to investigate these demands and make a recommendation to the Board regarding whether pursuit of the demands and attendant claims is in the best interests of the Trust. Upon completion of its investigation evaluation, the SLC recommended that the Board reject the demands specified in the shareholder demand letters. The Board publicly announced on July 12, 2011, that it had voted to adopt the SLC's recommendation and reject the demands.

   Management of Invesco and the Trust believe that the outcome of the demand letter described above will have no material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.